EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

For the years ended December 31,	2008	2007	2006	2005	2004
Income from continuing operations	$6,839	$5,078	$4,202	$4,838	$2,197
Add:
Minority interest (a)	116	75	111	74	76
Adjusted income from equity investments (b)	(84)	(28)	(52)	(53)	(5)
	6,871	5,125	4,261	4,859	2,268
Add:
Provision for taxes on income (other than
foreign oil and gas taxes)	2,213	1,577	1,545	632	891
Interest and debt expense (c)	133	344	297	305	270
Portion of lease rentals representative of the interest factor	58	60	52	47	40
	2,404	1,981	1,894	984	1,201
Earnings before fixed charges	$9,275	$7,106	$6,155	$5,843	$3,469
Fixed charges:
Interest and debt expense including capitalized interest (c)	$201	$403	$352	$331	$285
Portion of lease rentals representative of the interest factor	58	60	52	47	40
Total fixed charges	$259	$463	$404	$378	$325
Ratio of earnings to fixed charges	35.81	15.35	15.24	15.46	10.67
(a)	Represents minority interests in net income of majority-owned subsidiaries and partnerships having fixed charges.
(b)	Represents income from equity investments adjusted to reflect only dividends received.
(c)

Includes proportionate share of interest and debt expense of equity investments. The 2007 amount includes a pre-tax charge of $167 million for the redemption and partial repurchase of various debt issues.